NEWS RELEASE

                  [MACKENZIE PARTNERS, INC. LETTERHEAD]




CONTACT:
Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

FOR IMMEDIATE RELEASE:

                   INVACARE ACCEPTS BINDING  JULY 30 DATE
                 FOR  HEALTHDYNE TECHNOLOGIES ANNUAL MEETING


ELYRIA, OHIO -- April 28, 1997 -- Invacare Corporation (NASDAQ/NMS:IVCR) announced today that Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) and Invacare have agreed to a consent order regarding Healthdyne's Annual Meeting. The consent order, which has been entered by the judge in the Georgia litigation, requires Healthdyne to hold its Annual Meeting on July 30, 1997, without any further extension or delay, so long as Invacare does not change the price or form of consideration offered in its tender offer within fifteen days before the meeting date. If Invacare changes the price or form of consideration in its offer, the consent order limits any delay of the Annual Meeting to no more than fifteen days after such change.

A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer said, "We are pleased that we could come to an agreement with Healthdyne regarding the scheduling of the Annual Meeting which allows both sides to avoid further, unnecessary legal expenses with respect to this issue. Our primary interest in initiating this part of the litigation was to have Healthdyne schedule the Annual Meeting so that shareholders could act on our offer."

"Since, as we have said before, our $13.50 offer -- which represents a more than 52% premium over the trading price at the time our original acquisition proposal was made and reflects a multiple substantially in excess of those that exist for comparable companies in the industry -- is based on Healthdyne's potential to achieve a turnaround and perform at a considerably higher level than it has over its last two fiscal years, we welcome the opportunity to review Healthdyne's second quarter results."

"This agreement with respect to the Annual Meeting demonstrates that an open dialogue on issues can lead to a resolution acceptable to both Invacare and Healthdyne. Therefore, I once again invite Mr. Petit to sit down with us to discuss all aspects of our proposal so that we can reach agreement on a transaction that creates value for the shareholders of both companies."

As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance by-law amendments for consideration by shareholders at the annual meeting. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; to prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting; to allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and to cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

Invacare's $13.50 per share tender offer for all outstanding shares of Healthdyne common stock is currently scheduled to expire at 6:00 p.m. on Monday, April 28, 1997, unless extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997.

                                   # #  #

Invacare/Healthdyne
April 28, 1997
Page Two


                               PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).